UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36229 / June 30, 2026

In the Matter of:

CIFC Direct Lending Evergreen Fund
CIFC Private Credit Management LLC
CIFC Asset Management LLC
LBC Credit Management, L.P. d/b/a LBC Credit Partners
Certain of their affiliated entities as described in Schedules A and B to the Application

1 SE 3rd Avenue, Suite 1660
Miami, FL 33131

812-15961

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

CIFC Direct Lending Evergreen Fund, et al. filed an application on December 22, 2025, and an
amendment to the application on June 1, 2026, requesting an order under sections 17(d) and 57(i)
of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would
permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act
and rule 17d-1 under the Act. The order would permit certain business development companies,
registered closed-end management investment companies, and registered open-end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with certain affiliated investment entities.

On June 3, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36202). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by CIFC Direct Lending Evergreen Fund, et al. (File No. 812-15961) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.